Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX/NYSE AMERICAN: SVM

SILVERCORP DECLARES INCREASED DIVIDEND
US$0.0125 PER SHARE SEMI-ANNUAL, UP FROM US$0.01 PER SHARE SEMI-ANNUAL

VANCOUVER, British Columbia – May 28, 2018 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) today announced that its Board of Directors declared a semi-annual dividend of US$0.0125 per share to be paid to all shareholders of record at the close of business on June 8, 2018, with a payment date of the dividend scheduled on or before June 29, 2018.

In November 2016, in light of improved operations, financial results, and a growing cash position, the Company re-instated dividends, declaring a semi-annual dividend of CAD$0.01 per share (CAD$0.02 per share on an annual basis). In May 2017, the Company slightly increased the dividend by making the payment in U.S. funds rather than Canadian funds. The current 25% increase of the dividend marks the third time in three years that the Company has rewarded shareholders by increasing the payment of dividends.

The dividends are considered eligible dividends for Canadian tax purposes.

The declaration and payment of future dividends is at the discretion of the Board of Directors and any future decision to pay dividends will be based on a number of factors including commodity prices, market conditions, financial results, cash flows from operations, expected cash requirements and other relevant factors.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

Investor Contact

Silvercorp Metals Inc.
Lorne Waldman, Senior Vice President

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca